# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Solid Power, Inc., CIK 0001844862
CUSIP: 83422N105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 486 S. PIERCE AVE., SUITE E,, LOUISVILLE, Colorado (CO), 80027
Date of event which requires filing of this statement: 04/20/2026
Amends the filing with accession number 0000929638-21-001471
Filed by CIK 0001899229
Persons authorized to receive notices and communications: Glenn Ramcharan, Financial Director, BMW Holding B.V., Einsteinlaan 5, Rijswijk, Netherlands (P7), 2289 CC, 31-70-4133-294

## Reporting persons
- BMW Holding B.V. (CIK 0001899229): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC); sole voting power 0; shared voting power 10,488,518; sole dispositive power 0; shared dispositive power 10,488,518; aggregate amount beneficially owned 10,488,518 (4.7% of the class)
- BMW INTEC Beteiligungs GmbH: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Germany (2M); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,488,518; sole dispositive power 0; shared dispositive power 10,488,518; aggregate amount beneficially owned 10,488,518 (4.7% of the class)
- Bayerische Motoren Werke AG: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Germany (2M); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,488,518; sole dispositive power 0; shared dispositive power 10,488,518; aggregate amount beneficially owned 10,488,518 (4.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Solid Power, Inc.
Address of issuer's principal executive offices: 486 S. PIERCE AVE., SUITE E,, LOUISVILLE, Colorado (CO), 80027

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows (capitalized terms have the meanings ascribed to them in the Schedule 13D filed by the Reporting Persons on December 20, 2021):

As announced in the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 24, 2026, on April 20, 2026 Rainer Feurer, an executive within BMW Group, provided notice to the Company of his intention to retire from the Board of Directors effective June 30, 2026. Dr. Feurer's decision to retire and step down from the Board of Directors was not the result of any disagreement on matters relating to the Company's operations, policies or practices. BMW Holding continues to retain its director nomination rights.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: Based on information in the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 29, 2026, the Reporting Persons ceased to beneficially own more than 5% of the Common Stock on or about January 29, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement and Power of Attorney, by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on December 20, 2021

Exhibit 99.2 Board Nomination and Support Agreement dated as of May 5, 2021, by and between Solid Power, Inc., BMW Holding B.V., and those certain stockholders listed on Schedule A thereto (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-4 (Registration No. 333-258681) of Solid Power, Inc. (f.k.a, Decarbonization Plus Acquisition Corporation III), previously filed as Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons on December 20, 2021.

## Signatures
- BMW Holding B.V.: /s/ Ralf Edelmann, Ralf Edelmann/Managing Director (06/01/2026)
- BMW Holding B.V.: /s/ Glenn Ramcharan, Glenn Ramcharan/Authorized Representative (06/01/2026)
- BMW INTEC Beteiligungs GmbH: /s/ Jonathan Townend, Jonathan Townend/Managing Director (06/02/2026)
- BMW INTEC Beteiligungs GmbH: ppa. /s/ Dr. Cedrik Thiele, Dr. Cedrik Thiele/Authorized Representative (06/08/2026)
- Bayerische Motoren Werke AG: ppa. /s/ Fredrik Altmann, Fredrik Altmann/Vice President Corporate Finance, Steering Treasury Center (06/01/2026)
- Bayerische Motoren Werke AG: i.V. /s/ Sascha Ostermann, Sascha Ostermann/Legal Counsel (06/01/2026)